FORM 6-K


                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                      REPORT OF FOREIGN ISSUER
                 PURSUANT TO RULES 13a-16 AND 15d-16
              UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          QUARTERLY REPORT
                FOR THE PERIOD ENDED:  January 31, 2004

                    Commission File No. 000-18343


                         WORLD VENTURES INC.
                         (Registrant's Name)


                         102 Piper Crescent
              Nanaimo, British Columbia, Canada V9T 3G3
               (Address of principal executive office)

                         Tel: (250) 756-0291
         (Registrant's telephone number including area code)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F   [X]      Form 40-F   [  ]






                                  -i-





                         WORLD VENTURES INC.

                        THIRD QUARTER REPORT
                   NINE MONTHS ENDED JULY 31, 2003
                 PREPARED BY MANAGEMENT - UNAUDITED

                            INDEX                                    PAGE
                            -----                                    ----

CONSOLIDATED BALANCE SHEETS                                            1

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT                            2

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION               3

NOTES TO FINANCIAL STATEMENTS:                                       4-11

     -  Note 1.  Operations                                            4

     -  Note 2.  Going Concern                                         4

     -  Note 3.  Basis of Presentation                                 4

     -  Note 4.  Charge of Assets                                      4

     -  Note 5.  Significant Accounting Policies                     4-5

     -  Note 6.  Financial Institutions                                6

     -  Note 7.  Realization of Assets                                 6

     -  Note 8.  Property and Equipment                              6-7

     -  Note 9.  Resource Properties                                 7-9

     -  Note 10.  Loan Payable to Premanco                             9

     -  Note 11.  Long-Term Debt                                       9

     -  Note 12.  Capital Stock                                     10-11

     -  Note 13.  Related Party Transactions                           11

     -  Note 14.  Comparative Figures                                  11


MANAGEMENT'S DISCUSSION AND ANALYSIS                                12-14

SIGNATURES                                                             15



              REPORTING CURRENCY, FINANCIAL INFORMATION

Monetary amounts in this Form 6-K are stated in Canadian dollars (Cdn $) except where specifically stated otherwise. Financial information is presented in accordance with accounting principles generally accepted in Canada ("GAAP"). References to "we", "our" and "us" mean World Ventures Inc., its predecessors, or any one or more of them, as the context requires.





                                  -ii-





WORLD VENTURES INC.
CONSOLIDATED BALANCE SHEETS
For three month period ending January 31, 2004


-------------------------------------------------------------------------------------------------
                                     3 month period ended 1/31/04     As of year ended 10/31/03
-------------------------------------------------------------------------------------------------

ASSETS

Cash                                                   $20,522                 $28,984

Accounts Receivable                                      3,030                   2,555

Due from Related Party (note 13)                             0                       0
-------------------------------------------------------------------------------------------------
                                                        23,552                  31,539

Fixed (note 8)                                           3,272                   3,272

Resource Properties (note 9)                            97,899                  69,644
-------------------------------------------------------------------------------------------------
TOTAL ASSETS                                          $124,723                $104,455

-------------------------------------------------------------------------------------------------
LIABILITIES

Accounts Payable                                      $321,709                $328,268

Due to Shareholders                                          0                       0

Loan Payable to Premanco (note 10)                           0                       0

Long-term Debt (note 11)                                     0                       0
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                      321,709                 328,268

-------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Authorized: 50,000,000 common shares
Issued: 10,832,154 at 01/31/04

Capital Stock (note 12)                              6,912,373               6,854,873

Deficit                                            (7,109,359)             (7,078,686)

-------------------------------------------------------------------------------------------------
                                                     (196,986)               (223,813)
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                         $124,723                $104,455

-------------------------------------------------------------------------------------------------


Approved by directors:

      "Raynerd B. Carson"      Director
   ---------------------------
      "Gary Van Norman"        Director
   ---------------------------

WORLD VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For three month period ending January 31, 2004


----------------------------------------------------------------------
                                     3 month period   3 month period
                                     ended 1/31/04    ended 1/31/03
----------------------------------------------------------------------

REVENUE

Revenue                                      $0               $0

Interest Revenue                              0                0
                               ---------------------------------------
                                              0                0
----------------------------------------------------------------------
EXPENSES

Office Administration                     3,034                0

Professional Fees                           445                0

Regulatory & Transfer Agent Fees          5,756              953

Rent                                      3,000            3,000

Travel & Promotion                       11,611            1,200

Advertising                               4,462                0

Office & Sundry                             843               51

Telephone & Fax                             980              239

Printing , Postage & Courier                162                0

Computer & Internet                         230              149

Interest & Bank Charges                     114              193

Vehicle & Fuel                               36               30

Salmo Operations                              0              179

Gladiator                                 5,549                0

Lapon Property                           22,706            4,485
                               ---------------------------------------
                                       (58,928)         (10,479)

Invested Properties                      28,255            4,485

----------------------------------------------------------------------
Net (Loss) for the period              (30,673)          (5,994)

Deficit - Beginning of Period       (7,078,686)      (7,319,290)

                               ---------------------------------------
Deficit - End of Period            $(7,109,359)     $(7,325,284)

----------------------------------------------------------------------
Gain (Loss) per share for period          $0.00            $0.00

----------------------------------------------------------------------

WORLD VENTURES INC.
CONSOLIDATED STATEMENTS OF CHANGES OF FINANCIAL POSITION
For three month period ending January 31, 2004


---------------------------------------------------------------------------
                                           3 month period   3 month period
                                           ended 1/31/04    ended 1/31/03

---------------------------------------------------------------------------


OPERATING ACTIVITIES

Net (Loss) for the period                    (30,673)          (5,994)

Change in non-cash working capital           (19,518)           58,697
                                        -----------------------------------
                                               50,191           52,703
---------------------------------------------------------------------------

INVESTING ACTIVITIES

Expenditures relative to properties          (28,255)          (4,485)

Payments on fixed assets & deferred costs           0                0

Sale of fixed assets                                0                0
                                        -----------------------------------
                                             (28,255)          (4,485)
---------------------------------------------------------------------------

FINANCING ACTIVITIES

Advances from Shareholder                      12,484           47,497

Private Placement                                   0                0

Capital Stock Issued                           12,500                0

Exercise of Warrants                           45,000                0
                                        ------------------------------------
                                               69,984           47,497
----------------------------------------------------------------------------
Increase (decrease) in cash - during period   (8,462)            (121)

Cash position - beginning of period            28,984              800
                                        ------------------------------------
Cash position - end of period                 $20,522             $721

----------------------------------------------------------------------------

                       WORLD VENTURES INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       OPERATIONS

     The  Company was incorporated under the laws of the province of  British  Columbia,  Canada and  its  principal  business
     activities   include   exploration   of   natural   resource
     properties.

2.   GOING CONCERN

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

     The Company has incurred significant operating losses with an accumulated deficit of $7,078,686 and at October 31, 2003 had a working capital deficiency (an excess of current liabilities over current assets) of $296,729. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

     The Company currently has some long outstanding amounts owed to debtors, which have gone to collection agencies. The Company owes the British Columbia government for corporation capital tax, which has interest accruing on a monthly basis. The Company is in discussion with the Government to work out a repayment plan for the debt. The repurchase of shares as mentioned in note 13(f) is still uncompleted.

3.   BASIS OF PRESENTATION

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America. The significant differences and the approximate related effect on the financial statements are set forth in Note 16.

4.   CHARGE ON ASSETS

     A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $74,000, including interest as at October 31, 2003.

5.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Principles of consolidation

          These financial statements include the accounts of World Ventures Inc. and its wholly-owned subsidiary World Ventures (Nevada) Inc.. All significant inter-company balances and transactions have been eliminated.

     (b)  Use of estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and would impact future results of operations and cash flows.

                       WORLD VENTURES INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (c)  Fixed assets

          H.B. Mill and land are recorded at original cost less writedowns to a net amount of $0 (2002 - $0; 2001 - $480,563) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 4 and 8). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No amortization has been charged on H.B. Mill as the asset is not in production.

          Property and equipment are recorded at cost.

          Depreciation of machinery, equipment and automobiles is calculated at 20% per annum using the declining-balance method.

     (d)  Investments in and expenditures on resource properties

          Acquisition costs of resource properties together with direct exploration and development expenditures thereon, including interest, are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated net realizable value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

     (e)  Stock-based compensation plans

          Effective January 2002, the Company adopted the new Canadian Institute of Chartered Accountants Handbook recommendations in accounting for its employee stock
          option   plans.   Options  granted  to  employees   are
          accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

     (f)  Net earnings (loss) per share

          Net earnings (loss) per share computations are based on the weighted average number of common shares outstanding during the year. Common share equivalents consisting of stock options are not considered in the computation for the 2002 and 2001 year ends because their effect would be anti-dilutive.

     (g)  Foreign currency transactions

          Foreign  currency  transactions  are  translated   into
          Canadian dollars at the rate of exchange on the transaction date. Gains and losses arising from translation of foreign currency are included in operations together with related expenses.

                       WORLD VENTURES INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.   FINANCIAL INSTRUMENTS

     (i)  Fair value

          The carrying values of cash, accounts receivable and accounts payable approximate their fair values because of the short maturity of these financial instruments.

     (ii) Interest risk

          The  Company is not exposed to interest risk due to the
          short-term   nature   of  its   monetary   assets   and
          liabilities.

     (iii)     Credit risk

          The  Company is exposed to credit risk that arises from
          the   possibility  that  its  debtors  may   experience
          financial difficulty and be unable to fulfil their obligations.

     (iv) Translation risk

          The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

7.   REALIZATION OF ASSETS

     The investment in and expenditures on resource properties comprise substantially all of the Company's assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.


8.   PROPERTY AND EQUIPMENT

    =========================================================================
                                                  2003
    -------------------------------------------------------------------------
                                                 Accumulated
                                        Cost     Depreciation      Net
    -------------------------------------------------------------------------
     Automobiles                       $17,219    $16,451        $768
     Machinery                           5,671      3,929       1,742
     Equipment                             907        205         762
    -------------------------------------------------------------------------
                                       $23,797    $20,585      $3,272
    =========================================================================


    =========================================================================
                                                  2002
    -------------------------------------------------------------------------
                                                 Accumulated
                                        Cost     Depreciation      Net
    -------------------------------------------------------------------------
     H.B. Mill and land (note 11)           $0         $0          $0
     Automobiles                        17,219     16,259         960
     Machinery                           5,671      3,493       2,178
     Equipment                             334         94         240
    -------------------------------------------------------------------------
                                       $23,224    $19,846      $3,378
    =========================================================================

                       WORLD VENTURES INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.   PROPERTY AND EQUIPMENT (Continued)

     On December 1, 2001, the Company forfeited the H.B. Mill property to the Province of British Columbia for non-payment of taxes. Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the Province in administering the property. The Company had until November 30, 2002 to regain the ownership of the property. As of March 12, 2004, the Company had not and have no intention to regain ownership of the property. As a result during 2002, H.B. Mill and land was written down to nil due to complete forfeiture of the property to the Province of British Columbia.

9.   RESOURCE PROPERTIES

 =============================================================================
                            Guanacaste  Pan-Oro   Lapon   Gladiator   Totals

 -----------------------------------------------------------------------------
 Balance, October 31, 2002   $393,280      $1    $26,576       $0    $419,857
 -----------------------------------------------------------------------------
 Legal                              0       0      6,975        0       6,975

 Lease and supplies             2,217       0     28,591        0      30,808

 Write down of resource
 Properties                  (395,496)      0          0        0    (395,496)

 Geological                         0       0      7,500        0       7,500
 -----------------------------------------------------------------------------
                             (393,279)      0     43,066        0    (350,213)
 -----------------------------------------------------------------------------
 Balance, October 31, 2003          1       1     69,642        0      69,644

 Property taxes                                             5,549       5,549

 Lease and supplies                 0       0      9,269        0       9,269

 Consulting                         0       0     13,437        0      13,437
 -----------------------------------------------------------------------------
                                    0       0     22,706    5,549      28,255
 -----------------------------------------------------------------------------
 Balance, January 31, 2004         $1      $1    $92,348   $5,549     $97,899
 =============================================================================

     (a)  Guanacaste, Costa Rica

          Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finders fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property during the 2003 year and is holding the rights for future use.

     (b)  Lapon Canyon, Nevada

          The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns.

                       WORLD VENTURES INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   RESOURCE PROPERTIES (Continued)

          (b) Lapon Canyon, Nevada (Continued)

          Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

 Payment Period   Amount of Monthly Payment                  $ US
 --------------   -------------------------                  -----

 (i)   July 6, 2002 through February 6, 2003 (paid)         $ 1,000
 (ii)  March 6, 2003 through November 6, 2003 (paid)          1,500
 (iii) December 6, 2003 through August 6, 2004                2,000
 (iv)  September 6, 2004 through May 4, 2005                  2,500
 (v)   June 6, 2005 through February 6, 2006                  3,000
 (vi)  March 6, 2006 through November 6, 2007                 3,500
 (vii) December 6, 2007 through August 6, 2008                4,000
 (viii)September 6, 2008 through the 6th day of
       each month thereafter                                  4,500

          Potts granted the Company the exclusive right and option to purchase the Property for $US 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts will transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

                                                            As at
          October  31,  2003,  the  Company  had  completed   all
          royalty  payments up to and including making the  March
          6, 2004 payment.

     (c)  Pan-Oro, Panama

          During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration on this property. The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation.

          As at October 31, 2003, the Company is not actively exploring this property and will hold it for future development.

     (d)  Triton, Ontario

          The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims.
          During 1997, the Company wrote off the cost of its interest in this property.

          As at October 31, 2003, the Company is not actively exploring this property and will hold it for future development.

                       WORLD VENTURES INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   RESOURCE PROPERTIES (Continued)

     (e)  Gladiator, Arizona

     The Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

     The option is exercisable until January 14, 2002, for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars. During 2001, the Company decided to abandon its interest and wrote-off its investment in this property. The Company has paid the outstanding taxes in the current period.


10.  LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

     Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property and a security agreement over all equipment and chattels at the H.B. Mill Program, with interest at prime plus 2%, due October 31, 2000. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to October 31, 2002.

     The Company, on the basis of a legal opinion has written off the debt owed to Premanco. The H.B. Mill property has now reverted to the province of British Columbia. Premanco had recourse against the Company by way of a charge on the H.B. Mill Property.

11.  LONG-TERM DEBT

     This  loan was to be repaid with the royalties form the H.B.
     Mill. As the Company no longer has title to the property a mutual agreement has been reached to terminate any and all obligations between the two companies.

                       WORLD VENTURES INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




12.  CAPITAL STOCK

     (a)  Authorized
           50,000,000    Common shares without par value
     (b)  Issued

      ====================================================================
                                              Number
                                             of Shares        Amount
      --------------------------------------------------------------------

          Balance, October 31, 2002           8,982,154    $6,704,873
          Issued as settlement of debt        1,500,000       150,000
      --------------------------------------------------------------------
          Balance, October 31, 2003          10,482,154     6,854,873
      --------------------------------------------------------------------


          Issued as settlement of debt          350,000        57,500
      --------------------------------------------------------------------

          Balance, January 31, 2004          10,832,154    $6,912,373
      ====================================================================

          During  the current period, the Company issued  300,000
          at a price of $.15 per share to settle $45,000 of debt to a significant shareholder.

          During the current period, the Company issued 50,000 at a price of $.25 per share to settle $12,500 of debt to an employee of the company.

          During 2003, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a significant shareholder.

          During 2002, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a significant shareholder.

     (c) The following table summarizes the Company's stock option activity for the years ended October 31, 2003, 2002 and 2001:

   ===========================================================================
                                                                      Weighted
                                                            Exercise  Average
                                                 Number     Price     Exercise
                                                of Shares   Per       Price
                                                            Share
   ---------------------------------------------------------------------------
          Balance, outstanding and exercisable
           October 31, 2003, 2002 and 2001       550,000   $ 0.25  $ 0.25
   ===========================================================================

     (d) Stock options outstanding to directors and employees as at October 31, 2003 and 2002 were as follows:

   ===========================================================================
                                          Exercise     Number of Shares
          Expiry Date                      Price      2003          2002
   ---------------------------------------------------------------------------

          May 8, 2005                     $ 0.25     550,000      550,000
   ===========================================================================

                       WORLD VENTURES INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



12.  CAPITAL STOCK (Continued)

     (e) Share purchase warrants outstanding and exercisable as at October 31, 2003 and 2002 were as follows:

   =======================================================================
                                                   Number of Shares
          Expiry Date               Exercise       2003       2002
                                     Price
   -----------------------------------------------------------------------

          April 19, 2004 or          $ 0.10      1,200,000      0
          April 19, 2005             $ 0.15
   -----------------------------------------------------------------------

          The warrants were attached to the private placement shares issued during 2003. The warrants entitle the holder to purchase the stated number of common shares at the exercise price.

     (f) Pursuant to a court judgement dated November 8, 2002, the Company is required to redeem 300,000 shares at a price of $0.20 per share from a creditor. Interest is to be charged at 4% per annum. As of March 12, 2004, the 300,000 shares have not been redeemed, but have been reclassified to accounts payable (note 13(b)).

13.  RELATED PARTY TRANSACTIONS

     (a) Services provided by directors or parties related to directors:

   ====================================================================
                                         2004        2003      2002
   --------------------------------------------------------------------
          Rent                          $3,000     $12,000   $12,000
   --------------------------------------------------------------------

     (b)  Accounts receivables includes $665 due from a director (2002-
          $665)

     (c) Accounts payable includes $15,237 (2002-$15,437) due to individual related to the President of the Company.

14.  COMPARATIVE FIGURES

     Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

                       World Ventures Inc.

                         (the "Company')

            MANAGEMENT'S DISCUSSION AND ANALYSIS FOR

                THE PERIOD ENDED JANUARY 31, 2004


     The following discussion should be read in conjunction with the financial statements of the Company and the related notes thereto.

     Description of Business

     The Company (formerly Nu-Dawn Resources Inc.) was incorporated on October 3, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia. Since its formation, the Company has been engaged primarily in the acquisition and exploration of mineral properties. World Ventures Inc. has no source of income and therefore the Company is fully dependent on equity financing or joint venture partnerships to further its projects. Most of the Company's expenditures will be directed to the Triton and Lapon Canyon projects in 2004.

     Triton Property

     The Company held a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd., an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. In 2004 the Company acquired an additional 50% interest in the Triton Property from Temagami Mines Ltd. Subsequently the World Ventures Inc., entered into a letter of intent with Starfire Minerals Inc., whereby Starfire can earn a 50% interest in the Triton Property by providing exploration expenditures of $500,000 over a five-year period. Under this agreement World Ventures Inc. does not have to commit any funds to this project until Starfire earns a 50% interest.

     Lapon Canyon, Nevada

     The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

     Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

          Payment Period                       Amount Monthly US$
         ----------------                     --------------------

  (i)   July 6, 2002 through February 6, 2003             $ 1,000
  (ii)  March 6, 2003 through November 6, 2003             $1,500
  (iii) December 6, 2003 through August 6, 2004           $ 2,000
  (iv)  September 6, 2004 through May 4, 2005             $ 2,500
  (v)   June 6, 2005 through February 6, 2006             $ 3,000
  (vi)  March 6, 2006 through November 6, 2007            $ 3,500
  (vii) December 6, 2007 through August 6, 2008           $ 4,000
  (viii)September 6, 2008 through the 6th day of each
        month thereafter                                  $ 4,500

     Potts granted the Company the exclusive right and option to purchase the Property for US$ 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

     J. H. Montgomery, Ph.D., P. Eng. And N. Barr, B. Sc., the Company's Consultants recommend that a US$ 1 million dollar exploration program be carried out on the Company's Lapon Canyon gold project that is located in Mineral County, Nevada.

     Discussion of Operations and Financial Condition

     Period  Ended  January  31, 2004  Compared  to  Years  Ended
     October 31, 2003 and October 31, 2002.

     Financial results for the current period of 2004 are reflective on the renewed activity of the Company with a net loss of $30,673. Net losses increased from $287,656 in 2001 to $643,590 in 2002. The significant change for 2003 net income of $240,604, compared to 2002 and 2001 was the result of reduction loan payables and long-term debts.
     Though expenses are comparative across all categories, interest decreased from $73,109 in 2001, $60,231 in 2002 and $10,981 in 2003 and decrease to $114 in the current period. Professional fees decreased from $30,578 in 2001, $29,017 in 2002, and $13,994 in 2003 to $445 in the current period. Also reflective of renewed activity were increases in Travel and promotion, Accounting and administration and Office and sundry. Travel and promotion increased from $10,790 in 2001, $7,915 in 2002,and $12,893 in 2003 to $11,611 for the
     current period. Office and sundry increased from $1,101 in 2002, $5,739 in 2003 and decrease to $1,235 for the period. During 2003 no Consulting fees and Corporate capital tax were paid. Consulting fees paid were $204 in 2002 and $75,000 in 2001. Corporate capital tax paid was $2,530. Revenues remained unchanged at $0 in both 2003 and 2002 consistent with the current period, reflective of the nature of a mining exploration company.

     In 2003, the Company realized extraordinary gains through the write off of debts that had been carried as Loan payable and Long-Term debts. A total of $721,772 was written off during the year.

     Reflective of the revitalization efforts, the Company's interest in Resources Properties increased $0 in 2001 and $26,576 in 2002, $43,066 in 2003 and $28,255 in the current period. During 2003, $393,279 was written off as result of Company's inactivity of the acquired Resource Property. During the current period ended January 31, 2004, as compared to the October 31, 2003 fiscal year, current assets of the Company decreased to $23,552 from $31,539 in 2003. Accounts payables decreased from $353,931 in 2002, $328,268 in 2003 and $321,709 in the current period.

     During the current period the Company issued 300,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.15 per unit. The Company issued 50,000 Common Shares in settlement of Company debt at a price of $.25 per unit. During 2003 the Company issued 1,500,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.10 per unit. Compared to 2002 the Company issued 1,500,000 Common shares pursuant to a private placement warrants purchase option at a price of $.10 per unit.

     As at January 31, 2004 the Company reported a working capital deficiency of $298,157. The net working capital is not sufficient for the Company's present requirements. The Company proposes to meet any further working capital requirements through equity financings.

     Please also refer to the notes to the financial statements for further details

                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


               WORLD VENTURES INC.

                              By: /s/ Raynerd B. Carson
                                  ----------------------
                              Raynerd B. Carson
                              President (Chief Executive Officer)

                              By: /s/ Stewart A. Jackson
                                  -----------------------
                              Stewart A. Jackson
                              Vice President (Chief Financial Officer)


     Date:      March 31, 2004